EXHIBIT 22

Subsidiary Issuer of Guaranteed Securities

As of April 4, 2021, Pfizer Inc. (Parent Guarantor) was the unconditional and irrevocable guarantor of the following unsecured registered notes issued by wholly-owned subsidiaries of Parent Guarantor:

Name of Subsidiary Issuer	State of Formation of Issuer	Description of Registered Notes
Wyeth LLC	Delaware	7.25% Notes due 2023
Wyeth LLC	Delaware	6.45% Notes due 2024
Pharmacia LLC	Delaware	6.75% Debentures due 2027
Pharmacia LLC	Delaware	6.60% Debentures due 2028
Wyeth LLC	Delaware	6.50% Notes due 2034
Wyeth LLC	Delaware	6.00% Notes due 2036
Wyeth LLC	Delaware	5.95% Notes due 2037